Mail Stop 3561

      November 22, 2005


Via U.S. Mail

Montgomery F. Moran
President and Chief Operating Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, CO  80202

Re: 	Chipotle Mexican Grill, Inc.
	Registration Statement on Form S-1
	Filed October 24, 2005
	File No. 333-129221

Dear Mr. Moran,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that your filing includes placeholders for certain information that will be included at a later date, such as information regarding the use of proceeds and beneficial ownership. Additionally, we note that several exhibits will be filed by amendment, including your restated articles of incorporation, services agreement with McDonald`s, and your legal opinion. Please be advised that we may have additional comments once we have had an opportunity to review such information.
2. We note the usage of marketing language throughout the prospectus, particularly in the summary, MD&A and business sections such as:
"when a chain isn`t a chain"; "food with integrity"; "if you can`t pronounce it, it`s not in our food"; "act like you own the place"; "one burrito at a time"; "create something special"; "better food wins"; "if you have good food, people will come" and so on. We believe that these slogans do not create or enhance meaningful disclosure upon which investors will make an investment decision, are not consistent with plain English principles, and are inappropriate in a disclosure document. If these phrases are brand names, trademarks or slogans, please indicate as such. If not, please remove them from your disclosure.
3. Your disclosure is largely repetitive within the sections. Please revise throughout to provide clear and succinct disclosure regarding your business for investors. For example, store opening statistics are disclosed on page 3 and again on page 5 of the prospectus summary.
Please see our comments below for guidance.
4. A number of subheadings in your prospectus do not clearly reflect the information that follows and in fact make the disclosure somewhat confusing. For example, on page 56, you use the subheading "Quality, not Quantity; Store Locations," but fail to explain why quantity is not important. In fact, throughout your prospectus you seem to repeat the fact that you have increased considerably the number of stores you have opened in recent years. Similarly, on page 58, you use the subheading "Partners, Not Vendors," however your disclosure does not explain why your suppliers are your partners and not your vendors. The subheadings "Sometimes It`s the Whisper That`s Heard:
Advertising
and Marketing" and "Psst, Over Here" on page 59 seem to suggest that you are not heavily engaged in advertising your products, however, your disclosure discusses recent television advertising, an increasing number of publications that discuss your products, as well as recent spots on "The Osbournes" and MTV`s "The Real World" series.
Please
review your prospectus, particularly the section entitled "What We Do", and revise subheadings throughout as necessary to address this comment.

Registration Statement Cover Page
5. Please list separately the shares of common stock that are offered by the selling shareholder as part of the offering and include those shares offered to cover over-allotments.

Explanatory Note
6. We note that you refer investors to your website to view your product advertisements. It is unclear how you intend for investors to use this information. In general, we do not believe that you should use your prospectus to market your products. Rather, it should provide investors with the information necessary to make an investment decision in your securities. It is not clear how your print, radio and television product ads are useful in this regard. Please remove these references and the text in Annex A.

Prospectus summary, page 1
7. We note that your summary, in large part, repeats the
information
contained in the MD&A and the "What We Do" section. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most
significant.   Please refer to Instruction to 503(a) of Regulation
S-
K.

When a Chain Isn`t a Chain, page 1
8. Please refer to the second paragraph. Please revise to discuss financial results from 2003. Also please disclose your net income or loss from the corresponding periods.

Share Conversion, page 5
9. We do not understand how McDonald`s will come to own the class A common stock it is offering with this prospectus. It seems that your common stock and preferred stock currently outstanding will automatically convert to class B stock in connection with this offering. We also note your disclosure on the bottom of page 19 that
McDonald`s will own no shares of class A stock upon completion of this offering. Please revise to provide a summary here. Accordingly, please revise your "Description of Capital Stock" section to provide detailed disclosure of the material transactions related to this offering.
10. Furthermore, please briefly describe the "certain changes" you will make to your charter documents, or provide a reference where the material changes are discussed in more detail.
11. If you plan to effect a stock split before the closing of this offering, please revise your historical earnings per share computations for all periods presented to give retroactive effect to the stock split. Refer to the requirements of paragraph 54 of SFAS
No. 128 and SAB Topic 4:C.
12. We note from the disclosure on pages 5 and 6 that the shares to be issued in connection with your public offering will consist of Class A shares with one vote per share while your currently outstanding common and preferred shares will convert into Class B shares which will have a greater number of votes. Please revise the notes to your financial statements to include a footnote disclosing the voting rights associated with each category of outstanding shares following the completion of your planned public offering. Refer to the requirements of paragraph 4 of SFAS No.129. Also, if McDonald`s will continue to exercise control or significant influence over the Company`s operations following the completion of the offering due to their ownership of your Class B common shares as the disclosure in the last paragraph on page 19 appears to indicate, please revise the notes to your financial statements to include disclosure of this relationship. Refer to the requirements of paragraph 2 of SFAS No. 57.

Risk Factors, page 10

Risks Related to Our Business and Industry, page 10
As we increase our independence form McDonald`s, page 10
13. To the extent material, please quantify the pricing benefit or the amount of discounts you receive due to your relationship with McDonald`s so investors can better understand this risk. Accordingly, please revise your disclosure under "Benefits of the McDonald`s Relationship" on page 78.
14. Furthermore, please disclose whether you believe it is likely that
McDonald`s will own less than 80% or 50% of your outstanding common stock subsequent to this offering. If it is likely that either of these thresholds will be triggered, please elaborate on the increase in expenses that you anticipate, quantifying them wherever possible.

Our growth rate depends primarily on our ability to open new stores, page 11
15. It appears from your disclosure that you manage the construction and development cost of the new stores, which you then lease. We also note from the disclosure in note 1 under the heading "Rent" on page
F-11 that rent expense for the period prior to store opening is capitalized and included in leasehold improvements in the consolidated balance sheet. In this regard, please explain to us the facts and circumstances that you consider in concluding that this rent expense should be capitalized. Also, if you are involved in the construction of the new stores, please fully and clearly explain to us the nature of your involvement and your accounting treatment associated with the construction of a build-to-suit real estate project that is to be leased to you when completed. We may have further comment upon receipt of your response.

Risks Relating to Our Affiliation with McDonald`s, page 19
16. We note your disclosure regarding corporate opportunities on page
80. Please create a separate risk factor to discuss this risk for investors.

Risks Relating to Ownership of Our Class A Common Stock, page 21
17. On page 81 we note that class A common stock has fewer votes per share than class B common stock. Please create a risk factor to discuss this risk to class A common stock holders. Please address any risk associated with the conversion feature of class B to class A common stock.

Use of Proceeds, page 24
18. Please give the current percentage rate of interest applicable to the revolving line of credit whose balance you will repay with the proceeds of this offering.

Dilution, page 26
19. The comparative table at the bottom of page 26 should reflect shares that officers, directors and affiliates have a right to acquire, as well as shares currently outstanding. Please include any shares subject to options that are outstanding or that are to be granted effective upon consummation of the offering to officers, directors and affiliates in this table. Current disclosure suggests that you intend to omit all shares subject to options from the comparison.

MD&A, page 29
Comp Stores Sales Growth, page 31
20. This section emphasizes strong historical comp stores sales growth, but does not address the apparent downward trend in the rate of growth. Please address why you believe the rate of growth has declined from 24.4% in 2003 to 13.3% in 2004 to 7.1% in the first six months of 2005. If you believe that this trend is likely to continue in the future, please its anticipated impact, if material, on your financial condition, liquidity and results of operations.

Food, Beverage and Packaging Costs, page 32
21. Please refer to the first full paragraph on page 33. Please expand your disclosure to explain what you mean by "a mix of forward, fixed and formula pricing protocols."

Liquidity and Capital Expenditures, page 46
22. We note that you are currently negotiating a revolving credit facility. Please tell us if you expect to close on this facility concurrent with this offering. If so, please note that you may need to revise the prospectus to disclose the terms of the facility as well as include a discussion of any material debt covenants and associated material risks.
Off-Balance Sheet Arrangements, page 47
23. Please include a discussion of your potential obligation to purchase your franchisees operations in the event that McDonald`s ceases to own a majority of your outstanding voting stock.

What We Do, page 49
24. We note your disclosure repeats similar information within the same section. For instance, store opening statistics are discussed on page 51, again on page 52, and in more detail on page 56. Your food is described beginning on page 49 and again on page 56. We suggest revising this section to clearly and succinctly describe your business in a categorized format so that investors can better understand your business.
25. Furthermore, we note in this section that you describe your future business plans of operation. Please revise to clearly distinguish your current business from your future plans.

Our Industry, page 53
26. It seems that under this subheading you also discuss the development of your business. We could not locate disclosure describing the year the company was organized and its form of organization. Please revise or advise. Also, please describe any material developments in your business over the past five years or for earlier periods if material to the understanding of your business. For instance, please disclose when and how McDonald`s became involved in the development of your business. Refer to Item 101(a)(1) of Regulation S-K.

The Good, the Bad and the Ugly: Competition, page 60
27. If a small number of competitors is dominant in the fast-casual segment of your industry, please identify them here. We also think that providing examples of other well-known participants in this industry segment, if any are dominant, may help investors better understand what a fast-casual restaurant is and how it is distinguished from traditional fast-food restaurants. We note as well that this industry segment is relatively new.

Management, page 64
Directors and Executive Officers, page 64
28. Please revise your disclosure to state the term of office of each director and the period served. Please refer to Item 401(a) of Regulation S-K.
Summary Compensation Table, page 67
29. Please revise your LTIP column to indicate that you are presenting a dollar amount.

SAR Grants in Last Fiscal Year, page 68
30. Please revise to disclose the per-share exercise or base price of the options or SARs granted. Please refer to Item 401(c)(2)(iv) of
Regulation S-K and Instructions to Item 402(c).

Description of Equity Compensation Plans, Page 70
Chipotle Executive Stock Option Plan, page 70
31. We note your last paragraph of this section on page 71.
Please
revise to clarify whether recipients under the Option Plan will be eligible to receive class A or class B common stock. Accordingly, please clarify under "Chipotle 2006 Stock Incentive Compensation
Plan."

Principal and Selling Shareholders, page 75
32. Please revise your table to show the class A common stock offered as well as the number and percentage of shares of class A common stock beneficially owned assuming full exercise of the over-allotment option.

Description of Capital Stock, page 81
33. Please delete the sentence qualifying your disclosure by reference to Delaware law. You may qualify disclosure inside the prospectus by reference to information outside the prospectus only to the extent permitted by Rule 411(a).

Underwriting, page 88
34. We note that one or more of the underwriters may distribute prospectuses electronically. Please supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should also be reflected in this section. If you become aware of any member of the underlying syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.
35.
Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website and describe the material terms of the agreement. Provide us also with copies of any information concerning your company or prospectus that may have appeared on their website.

Directed Share Program, page 90
36. We note you will have a directed share program. Please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program. Also, please tell us whether those shares will be subject to lock-up.

Where You Can Find More Information, page 91
37. Please note that the SEC address is now 100 F Street, NE,
Washington, DC  20549.

Consolidated Balance Sheet, page F-3
38. We note from the disclosures provided in your Prospectus Summary under the heading "Share Conversion" on page 5 and elsewhere in the registration statement that your capitalization and outstanding common shares will change significantly in connection with the planned offering due to the conversion of your outstanding common stock and shares of your outstanding preferred stock into shares of class B common stock, and due to a stock split that you plan to complete in connection with this offering. Given these significant changes in capitalization and outstanding shares, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to these changes in capitalization that will occur in connection with the offering. Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization. Your Summary Consolidated Financial Data on page 7 and your Selected Consolidated Financial Data on page 27 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

Consolidated Statement of Cash Flows, page F-6
39. Please revise to reflect changes in cash overdrafts as a cash flow from financing activities. Refer to the guidance outlined in TPA
1300.15.

Note 1. Description of Business and Summary of Significant
Accounting
Policies
Equity-Based Compensation Plan, page F-10
40. Please add the disclosure required by paragraph 84(b) of SFAS
No.
123(R).

Note 4. Income Taxes, page F-12
41. We note from your balance sheet that your current and long-term deferred tax asset at June 30, 2005 increased significantly in comparison to the balance at December 31, 2004. We also note from your statement of operation that your benefit for income taxes increased by approximately $14.9 million. Considering the significance of these increases, please provide all disclosures, required by paragraph 43-49 of SFAS No. 109, as applicable, for the six month ended period June 30, 2005. Additionally, please include the disclosures related to all significant components which make up your aggregate income tax expense / benefit for the fiscal year ended
December 31, 2002, 2003 and 2004 as required by paragraph 45 of SFAS
No. 109.

Note 5. Shareholders` Equity, page F-14
42. We note from your disclosure that your Series B convertible preferred stock is convertible into common stock based on the original purchase price of such series divided by the conversion price at the option of the holder or upon an initial public offering of the Company meeting certain conditions. We also note that your Series C and D junior convertible preferred stock have similar terms to those described above for the Series B convertible preferred stock, except for the liquidation preferences which are subordinate to the Series B convertible preferred stock. In this regard, please expand your disclosure to include for each series of preferred stock the issuance date, original purchase price and the associated conversion price. Additionally, tell us and disclose whether your Series B, C and D convertible preferred shares provided for a beneficial conversion feature at the time they were issued under EITF 98-5, and explain to us and disclose in your financial statements your accounting treatment with respect to any beneficial conversion feature.

Note 6. Stock Based Compensation, page F-15
43. For each type of fully vested share options (or share units)
and
share options expected to vest at the date of the latest statement of
financial position, please provide in your financial statements the
disclosures required by paragraph A240 (d) of SFAS 123(R). Additionally, disclose for each type of share options (or share units)
the compensation cost recognized for the period ended June 30,
2005
and the requisite service period used in determining your compensation cost from share-based payment arrangements. Also, tell us and disclose the facts and circumstances used in estimating the requisite service period for each award. Furthermore, reconcile the above associated compensation cost for each type of share options (of share units) to the amount disclosed in your statement of cash flow for the six months ended June 30, 2005 under the heading "stock based compensation." Finally, please provide the disclosures required by paragraph A240 (e) of SFAS 123(R).
44. We note from your disclosure that on February 2, 2001, stock option grants from McDonald`s Plan were issued to certain employees of the Company. You state that the company has agreed to pay McDonald`s
$2.4 million for its cost of participating in McDonald`s Plan which was expensed equally over the four-year vesting period. In this regard, if the intrinsic value or the fair market value of the stock options granted from McDonald`s Plan was greater than the amount to be paid to McDonalds, tell us your accounting treatment associated with the excess amount not recognized as an expense. See SAB Topic 1:B Question 2 for additional guidance.
45. Please tell us and clarify in the notes to your financial statements how you calculate or measure compensation expense associated with the stock appreciation rights on 501,300 common shares granted during 2004. Also, please explain how these awards are classified in the Company`s financial statements and explain why you believe the treatment used is appropriate. In addition, we note from the disclosure in footnote 2 to the table on page 68 that the stock appreciation rights will convert into options to purchase Class A shares of common stock in connection with your public offering. Please tell us whether you will recognize compensation expense in connection with this conversion and explain how any expense to be recognized will be determined. We may have further comment upon review of your response.

Note 8. Related-Party Transactions, page F-16
46. Reference is made to your first and third paragraph in note 8, where you disclose information associated with your line of credit with McDonald`s and the charges related to McDonald`s reflected in your statement of operations. Considering that McDonald`s is your majority stockholder and that the line of credit and the charges reflected in your statement of operations are material to your financial statements, (along with the disclosures presented for the year ended December 31, 2002, 2003 and 2004) please also provide similar disclosures for the six month period ended June 30, 2005 for these related party transactions. See paragraph 2 of SFAS No. 57 for guidance.

Note 12. Quarterly Financial Data, page F-19
47. Revise to disclose quarterly financial data for the quarters ended
March 31, 2005 and June 30, 2005. Also, please disclose the nature and amount of any unusual or infrequently occurring items that materially impacted your results of operations for the quarterly periods presented. Refer to the requirements of Item 302(a) of Regulation S-K.

Note 13. Subsequent Events, page F-19
48. Please disclose in the notes to the financial statements and MD&A the nature and significant terms of the services agreement and any other agreements to be entered into with McDonald`s in connection with your planned public offering. Your MD&A should also include a discussion of how these agreements are expected to impact your future results of operations.

Part II
Item 15
49. Please confirm that you have disclosed the information required by
Item 701 of Regulation S-K for the past three years. We note from your financial statements that sometime between 2001 and 2002 you issued 11,022,044 shares of common stock.
50. We note that your May 2005 transaction did not involve cash as consideration. Please revise your disclosure to state the value of the shares issued. Please refer to Item 701(c) of Regulation S-K.

Exhibit 23.1
51. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to the registration statement.

Other
52. Please update your financial statements and related
disclosures in
accordance with Rule 3-12 of Regulation S-X.
53. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by the registrant`s principals during this period may raise
Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3765 with any other questions.


      Regards,


      Pamela Long
      Assistant Director



cc:	Janet L. Fisher, Esq.
      Cleary Gottlieb Steen & Hamilton LLP
	via facsimile:  (212) 225-3999

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Montgomery F. Moran
Chipotle Mexican Grill, Inc.
November 22, 2005
Page 1